Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (No. 333-233810) on Form S-8 of Envista Holdings Corporation of our report dated June 18, 2020, relating to the statement of net assets available for benefits of the Envista Holdings Corporation Savings Plan as of December 31, 2019, the related statement of changes in net assets available for benefits for the period from December 18, 2019 (inception) to December 31, 2019, and the related supplemental information as of December 31, 2019, appearing in this Annual Report on Form 11-K of Envista Holdings Corporation Savings Plan as of December 31, 2019 and for the period from December 18, 2019 (inception) to December 31, 2019.

/s/ Moss Adams LLP

Los Angeles, CA
June 18, 2020